September 16, 2009

Mr. Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Response Letter Dated June 30, 2009
File No. 001-10447

Dear Mr. White:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 6, 2009 regarding our 2008 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Engineering Comments:

1.	We have reviewed your response to prior comment two of our letter dated June 8, 2009. We note that in 2006, 2007 and 2008 the development of proved undeveloped (PUD) reserves in the subject fields averaged approximately 8.3% of total PUD reserves per year. If you do not include the field first booked in 2006, the three year average of development of PUD reserves rises to approximately 8.9% per year. This rate is still well below the 20% of PUD reserves needed to be developed annually in order to develop the booked PUD reserves within five years.

We note that your planned rate of PUD reserves development in the future, based on your planned development schedule of these PUD reserves, increases beginning in 2010. However, even at this higher rate, there will still be approximately 31% of your current PUD reserves in these fields undeveloped after 2011. Confirm to us that you plan to develop approximately 69% of your current proved reserves in these fields by 2011. Separately, tell us why you believe the remaining 31% of the PUD reserves in these fields after 2011 still represent proved reserves.

Response: Pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are supplementally furnishing as Exhibit A to the hard copy of this letter a revised table setting forth the information provided in our response to prior comment #2. We hereby request that such exhibit be returned to us upon completion of your review and that, pending its return, it be withheld from release as it contains competitively sensitive, proprietary business information of Cabot. The original table included year-end 2008 PUD reserves for the specified fields in the second column of the table, which may have made the table confusing to follow by suggesting that those were the reserve quantities as of December 31, 2005. To make the table easier to follow, the year-end 2008 reserve information has been relocated to the column before our scheduled PUD development in 2009 to 2011. For convenience, we have also inserted totals at the foot of each column. As the Staff has noted, we plan to develop 69% of our total PUDs from these fields as of December 31, 2008 during the three-year period 2009 to 2011. We confirm that we expect to develop the remaining 31% of these reserves over the last two years of the five-year period 2009 to 2013.

Pursuant to Rule 418 and Rule 12b-4, we also are supplementally furnishing as Exhibit B to the hard copy of this letter tables summarizing (1) our recent history of developing undeveloped reserves on a company-wide basis and (2) our plans as of the December 31, 2008 reserve evaluation. We hereby request that such exhibit be returned to us upon completion of your review and that, pending its return, it be withheld from release as it contains competitively sensitive, proprietary business information of Cabot.

The first table in Exhibit B demonstrates that we have developed over 20% of our PUDs in the first year of development for each of the last three years. In addition, with respect to the second table, we note that we currently are on track to develop our 2008 PUD inventory on a company-wide basis. Through the first two quarters of 2009, we have converted 43 Bcfe of PUD reserves to proved developed reserves. The year-end 2008 development plan was formulated based on our best estimates of the economic viability of those undeveloped locations at that time. Based on those projections, approximately 100% of our 2008 PUD inventory will be developed by the end of 2013 (a five-year time period). In connection with our 2009 annual report, we will evaluate our future development plans with respect to our 2009 year-end PUD inventory.

2.	We have reviewed your response to prior comment three of our letter dated June 8, 2009. We do not believe that your proposed disclosure has addressed your reserve sensitivity to price changes. In this regard, the proposed disclosure appears to only provide investors with a general warning that appears to apply to most companies in your industry. If your reserves are particularly sensitive to price changes such that a change in price will result in a disproportionate change in your reserves, we consider this to be material information requiring specific disclosure to investors. Confirm that in the future if a change in the price of oil or natural gas will result in a disproportionate change in your reserves this will be disclosed to investors.

Response: With reference to the call on September 11, 2009 between the Staff and our counsel, we confirm that we believe we are not significantly more sensitive to changes in the prices of oil and natural gas than other producers whose reserves are predominately natural gas located in or offshore the United States. We also confirm that, if in the future we believe a change in the price of oil or natural gas will result in a significantly disproportionate change in our reserves as compared to such producers, we will consider appropriate disclosure in our periodic reports.

3.	We have reviewed your response to prior comment five of our letter. Please confirm that the 2008 forecast amount was from your total proved case of your 2007 reserve report and not from only the proved developed producing case of that report.

Response: We confirm that the 2008 forecast amount utilized in our previous response was for our Total Proved Reserves case in our 2007 reserve report.

* * * * *

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord confidential treatment under the Commission’s rules to the exhibits furnished supplementally with the hard copy of this letter.

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Office of Freedom of Information and Privacy Operations
Mr. James Murphy, United States Securities and Exchange Commission
Mr. Henry C. Smyth, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Chuck Chang, PricewaterhouseCoopers LLP

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